                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release announcing the appointment of Yacov Gelbard as active Chairman of the Board of
Directors.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TEFRON LTD.
                                             (Registrant)

                                             By: /s/ Asaf Alperovitz
                                             -----------------------
                                             Asaf Alperovitz
                                             Chief Financial Officer

                                             By: /s/ Hanoch Zlotnik
                                             ----------------------
                                             Hanoch Zlotnik
                                             Treasurer

Date: December 27, 2007

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          TEFRON APPOINTS YACOV GELBARD AS ACTIVE CHAIRMAN OF THE BOARD

MISGAV, ISRAEL, DECEMBER 27, 2007 - Tefron Ltd. (NYSE:TFR, TASE: TFRN), one of
the world's leading producers of seamless intimate apparel and active wear, today announced the appointment of Mr. Yacov Gelbard, former CEO of the Bezeq
Group, as active Chairman of the Board of Directors.

Ishay Davidi, the controlling shareholder of FIMI, said: "I congratulate Yacov
Gelbard on his joining the Company as an active Chairman of its Board of
Directors. Tefron is at the beginning of a period of potential growth and I am confident that Gelbard's capabilities and vast experience will contribute significantly to the anticipated developments in the Company. I expect that the cooperation between Gelbard as an active director and the Company's management will produce positive results for the Company and its shareholders."

The Company also announced that Mr. Yarom Oren is replacing Mr. Gillon Beck as a member of the Company's board of directors.

ABOUT TEFRON
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Tefron, controlled by FIMI Fund and Mivtach-Shamir, manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret,
Nike, Target, The Gap, Banana Republic, J. C. Penney, lululemon athletica
Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

CONTACTS
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COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 646 201 9246
aasaf@tefron.com                    info@gkir.com

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